1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2006

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                         ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date February 10, 2006	By /s/ Chen Guangshui
Chen Guangshui, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should obtain independent professional advice.

If you have sold or transferred all your shares in Yanzhou Coal Mining Company Limited, you should at once hand this circular together with the enclosed form of proxy and reply slip to the purchaser or transferee or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

CONTINUING CONNECTED TRANSACTIONS

Independent financial adviser

to the Independent Board Committee and the Independent Shareholders

of Yanzhou Coal Mining Company Limited

A letter from the board of Directors of Yanzhou Coal Mining Company Limited is set out on pages 4 to 25 of this circular. A letter from the independent board committee of Yanzhou Coal Mining Company Limited is set out on pages 26 and 27 of this circular. A letter from Tai Fook Capital Limited containing its advice to the independent board committee and the independent shareholders of Yanzhou Coal Mining Company Limited is set out on pages 28 to 44 of this circular.

An extraordinary general meeting of Yanzhou Coal Mining Company Limited will be held on Friday, 24 March 2006 at 8:30 a.m. at the Conference Room of Zhong He Building, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the People’s Republic of China. A notice convening the extraordinary general meeting together with a reply slip and a form of proxy will be despatched to you separately on 7 February 2006.

If you intend to attend the extraordinary general meeting, you should complete and return the reply slip in accordance with the instructions printed thereon as soon as possible.

Whether or not you are able to attend, you should complete and return the form of proxy in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event by not later than 24 hours before the time appointed for holding such meeting or any adjournment thereof.

Completion and return of the form of proxy will not preclude you from attending and voting at the extraordinary general meeting should you so wish.

1 February 2006

– i –

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

“A Shares”	domestic tradable shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange

“Administrative Services Agreement”	an administrative services agreement dated 17 October 1997 entered into between the Company and the Parent Company for the provision of administrative services for old age insurance to the employees and retirement and other benefits to the retirees of the Group

“ADSs”	American depositary shares, each representing ownership of 50 H Shares, which are listed on New York Stock Exchange Inc.

“Annual Cap” or “Annual Caps”	the annual limit within which the aggregate annual amount of a Continuing Connected Transaction shall not exceed for a financial year and “Annual Caps” shall mean the applicable annual limits of the Continuing Connected Transactions for a particular financial year

“associates”	has the meaning ascribed to it in the Hong Kong Listing Rules

“Board”	the board of Directors

“Company”	Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively

“connected persons”	has the meaning ascribed to it in the Hong Kong Listing Rules

“Continuing Connected Transactions”	the connected transactions entered into on a continuing basis between the Company and the Parent Company

“Current Waiver”	the conditional waiver granted by the Hong Kong Stock Exchange on 11 July 2003 to the Company from strict compliance with the relevant requirements of the Hong Kong Listing Rules in relation to the Continuing Connected Transactions

“Director(s)”	the director(s) of the Company

“Extraordinary General Meeting” or “EGM”	the extraordinary general meeting of the Company to be held on 24 March 2006 or any adjournment thereof for the purpose of considering and, if appropriate, approving continuation of the Non-exempt Continuing Connected Transactions and the relevant Proposed Annual Caps referred to in paragraph 6 of the “Letter from the Board” of this circular for the three financial years ending 31 December 2008

“Group”	the Company and its subsidiaries

“H Shares”	overseas listed foreign shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange

“Heze Neng Hua”	Yanmei Heze Neng Hua Company Limited, a subsidiary of the Company

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Board Committee”	a committee of the Board established for the purpose of considering the terms of the Non-exempt Continuing Connected Transactions and the Proposed Annual Caps set out in paragraph 6 of the “Letter from the Board” of this circular, comprising independent non-executive Directors who are independent in respect of the Continuing Connected Transactions

“Independent Shareholders”	Shareholders other than the Parent Company and its associates, and who are not involved in, or interested in the Continuing Connected Transactions

“Latest Practicable Date”	27 January 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“New Continuing Connected Transaction Agreements”	the six agreements in relation to the re-categorised Continuing Connected Transactions conditionally entered into between the Company and the Parent Company, which are subject to approval by the Independent shareholders (other than the Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement, which does not require Independent shareholders’ approval), the details of these agreements are set out in sub-paragraphs 4.1 to 4.6 of the “Letter from the Board” of this circular

“Non-exempt Continuing Connected Transaction Agreements”	the Provision of Materials and Water Supply Agreement, Provision of Labour and Services Agreement, Provision of Electricity Agreement, Provision of Equipment Maintenance and Repair Works Agreement and Provision of Products and Materials Agreement, the details of which are set out in sub-paragraphs 4.1 to 4.4 and 4.6 of the “Letter from the Board” of this circular

“Non-exempt Continuing Connected Transactions”	the transactions described in sub-paragraphs 4.1 to 4.6 (other than the transactions in sub-paragraph 4.5) of the “Letter from the Board” of this circular, which are subject to the reporting, announcement and prior Independent Shareholders’ approval requirements pursuant to the Hong Kong Listing Rules

“Parent Company”	Yankuang Group Corporation Limited, a State wholly-owned enterprise and a controlling shareholder of the Company holding approximately 54.33% of the total issued share capital of the Company

“Parent Group”	the Parent Company and its subsidiaries, excluding the Group

“PRC”	the People’s Republic of China

“Proposed Annual Caps”	the annual limits in respect of each category of transactions under the Non-exempt Continuing Connected Transaction Agreements proposed by the Board, details of which are set out in paragraph 6 of the “Letter from the Board” of this circular

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Shanghai Listing Rules”	the Listing Rules of the Shanghai Stock Exchange, as amended in 2004

“Shanghai Stock Exchange”	(Shanghai Stock Exchange)

“Shareholders”	the shareholders of the Company

“subsidiaries”	has the meaning ascribed to it in the Hong Kong Listing Rules

“Supply Agreement”	a supply agreement dated 17 October 1997 entered into between the Company and the Parent Company for the mutual supply of utilities, materials, supplies and services, as supplemented by a supplemental agreement dated 30 October 2001 and a further supplemental agreement dated 29 May 2003

“Tai Fook”	Tai Fook Capital Limited, a licensed corporation under the SFO to carry out type 6 (advising on corporate finance) regulated activity, and the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders

LETTER FROM THE BOARD

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

Directors:	Registered office:
Wang Xin	298 South Fushan Road
Geng Jiahuai	Zoucheng
Yang Deyu	Shandong Province
Shi Xuerang	PRC
Chen Changchun	Postal Code: 273500
Wu Yuxiang
Wang Xinkun	Principal place of business in
Chen Guangshui	Hong Kong:
Dong Yunqing	Rooms 805-808
Alexandra House
Independent Non-executive Directors:	16-20 Chater Road
Pu Hongjiu	Hong Kong
Cui Jianmin
Wang Xiaojun
Wang Quanxi
1 February 2006

To the Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

1.	INTRODUCTION

On 10 January 2006, the Board announced that the Current Waiver from strict compliance with the Hong Kong Listing Rules relating to the Company’s Continuing Connected Transactions with the Parent Company expired on 31 December 2005. The Company will convene the EGM pursuant to Rule 14A.43 of the Hong Kong Listing Rules for the purpose of obtaining the Shareholders’ approval for the continuance of the Non-exempt Continuing Connected Transactions with the Parent Company and the relevant Proposed Annual Caps for each of the Non-exempt Continuing Connected Transactions for the three years ending 31 December 2008.

The Independent Board Committee has been formed to consider the terms of the Non-exempt Continuing Connected Transactions and the letter from the Independent Board Committee to the Independent Shareholders is included in this circular. Tai Fook has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Non-exempt Continuing Connected Transactions and the Proposed Annual Caps. The letter of advice of Tai Fook to the Independent Board Committee and the Independent Shareholders is included in this circular.

The purposes of this circular are:

(i)	to provide you with further information in relation to the Continuing Connected Transactions and the Proposed Annual Caps for the three financial years ending 31 December 2008;

(ii)	to set out the letter of advice from Tai Fook to the Independent Board Committee and the Independent Shareholders and the recommendation of the Independent Board Committee as advised by Tai Fook; and

(iii)	to seek your approval of the ordinary resolutions in relation to the continuance of the Non-exempt Continuing Connected Transactions and the relevant Proposed Annual Caps, to be set out in the notice of the EGM.

2.	BACKGROUND

2.1	The Current Waiver

In 1997, for the purposes of the Company’s application for listing in Hong Kong, the Parent Company transferred its principal business and assets relating to coal production to the Company. Such business and assets were an integral part of the business and assets of the Parent Company prior to such transfer. After the transfer, the Company and the Parent Company continue to share certain facilities and utilities such as facilities relating to the provision of social services. If the Company sets up its own system for such facilities and utilities, it will increase the cost of the Company and will not be in the interests of the Company. In addition, as the Parent Company has its own retained businesses, the Company and the Parent Company continue to mutually supply products and services to each other upon normal commercial terms. At the time of listing, the Company applied to and the Hong Kong Stock Exchange granted a waiver to the Company from strict compliance with the Hong Kong Listing Rules in respect of the Company’s Continuing Connected Transactions with the Parent Company. In July, 2003, the Hong Kong Stock Exchange granted to the Company the Current Waiver, which was for a term of three years commencing from 1 January 2003 to 31 December 2005. The Current Waiver specified the Annual Caps within which the Continuing Connected Transactions might be conducted for each of the financial years 2003, 2004 and 2005.

The Parent Company holds 54.33% of the total issued share capital of the Company and is a connected person of the Company for the purposes of the Hong Kong Listing Rules and the Shanghai Listing Rules. In this circular, references to the Company and the Parent Company in relation to the provision of products, material or services (including utilities) shall include their respective subsidiaries.

2.2	Existing Continuing Connected Transactions and the Annual Caps

2.2.1	Existing Continuing Connected Transaction

The Company’s existing Continuing Connected Transactions comprise the following two parts:

1.	the mutual supply of utilities, materials, supplies and services between the Company and the Parent Company in the ordinary course of their businesses; and

2.	the provision of administrative services on a free of charge basis by the Parent Company to the Company for the old age insurance to the employees and retirement and other benefits to the retirees of the Group, which is governed and regulated by the Administrative Services Agreement.

2.2.2	Annual Caps

Under the Current Waiver, each of Annual Caps of the existing Continuing Connected Transactions under the Supply Agreement is expressed as a percentage of the audited consolidated net revenue of the Group in the immediately preceding financial year. The current Annual Caps are as follows:

Description of Transactions	Annual Cap
(The aggregate annual amount expressed as a percentage of the audited consolidated net revenue of the Group in the immediately preceding financial year)

Provision of utilities, materials, supplies and services by the Company to the Parent Company under the Supply Agreement	13%

Provision of utilities, materials, supplies and services by the Parent Company to the Company under the Supply Agreement	26%

As the administrative services in relation to the old age insurance scheme and payments of retirement and other benefits under the Administrative Services Agreement are provided by the Parent Company to the Group free of charge, they constitute exempt continuing connected transactions pursuant to the Hong Kong Listing Rules.

2.3	Summary of the principal terms and conditions of the existing Continuing Connected Transactions

2.3.1	The Continuing Connected Transactions under the Supply Agreement

Pursuant to the Supply Agreement, the materials, utilities and services have been supplied based on the following price determination including at (1) State-prescribed prices; or (2) where there is no State-prescribed price, market prices; or (3) where neither (1) nor (2) is applicable, the cost to the providing party of the relevant materials, utilities or services together with, where appropriate, an amount representing the parties’ estimate of the additional costs which would be incurred by the relevant party in the provisions of such materials, utilities and services to the other party. The prices and other terms for the provisions and the volume thereof may be reviewed by the parties on an annual basis. The Supply Agreement will expire on 17 October 2007.

A summary of the nature and prices of the existing Continuing Connected Transactions as provided for in the Supply Agreement is as follows:

Description of Transactions	Price Determination	Revenue/ expenditure
Provision of materials, supplies & services (by the Parent Company to the Company)		Expenditure

• motor vehicle transportation	motor vehicle transportation: State-prescribed price

• supply of materials & equipment (note 2)	supply of materials & equipment: market price

• equipment maintenance & repair works	equipment maintenance & repair works: market price

•        construction services (note 2); technical training; environmental services; police & fire services; civil army training; property management; heat supply; education; and medical, child care & social welfare all at cost price, except: • construction services which are at prevailing market price • medical, child care and social welfare services which are at State-prescribed price

Description of Transactions	Price Determination	Revenue/ expenditure
Provision of materials, supplies & services (by the Company to the Parent Company)		Revenue

• coal supply	coal supply: market price

• sale of materials (note 2)	sale of materials: market price

• railway transportation (note 1)	railway transportation: State-prescribed price

Mutual provisions of materials, supplies & services		Revenue/ expenditure

• water	water: market price

• electricity (note 2)	electricity: contract price

• telecommunication services	telecommunication services: market price

• use of roads (note 3)	use of roads: free of charge

Notes:

Note 1:	Added to the Supply Agreement dated 17 October 1997 by the first Supplemental Agreement dated 30 October 2001.

Note 2:	Added to the Supply Agreement dated 17 October 1997 by the second Supplemental Agreement dated 29 May 2003.

Note 3:	Use of roads by the Company and the Parent Company has been provided to each other on a free of charge basis.

2.3.2	The Continuing Connected Transactions under the Administrative Services Agreement

Upon the establishment of the Company in 1997, the Parent Company has been providing administrative services on a free of charge basis for the old age insurance and payment of retirement benefits to the employees of the Group. In accordance with the relevant laws and regulations relating to old age insurance in the PRC, the Company is required to contribute and maintain old age insurance and other benefits for the employees of the Group. The rate of contributions to the old age insurance is governed and regulated by the relevant laws and regulations in the PRC.

Under the Administrative Services Agreement, the Company is making a monthly contribution equivalent to 45% of aggregate monthly salaries to a designated account maintained by the Parent Company, part of which will be forwarded by the Parent Company to the old age insurance scheme provided by the local government as the contributions by the employees of the Group to the scheme. The remaining of the monthly contributions will be administered by the Parent Company for appropriation to the retirees of the Group as retirement benefits only.

According to the Administrative Services Agreement, the Company and the Parent Company have to revise the above rate of contributions on or before 31 December 2006.

3.	PROPOSED CHANGES TO THE EXISTING CONTINUING CONNECTED TRANSACTIONS

3.1.	Changes to the Listing Rules in relation to continuing connected transactions

The H Shares were listed on the Hong Kong Stock Exchange in April 1998 and the A Shares were listed on the Shanghai Stock Exchange in June 1998. Both the Hong Kong Listing Rules and the Shanghai Listing Rules have rules governing the conduct of continuing connected transactions by a listed company. The Company has to comply with the relevant provisions of both the Hong Kong Listing Rules and the Shanghai Listing Rules. The existing Continuing Connected Transactions were entered into based on the then provisions of the Hong Kong Listing Rules and the Shanghai Listing Rules.

In March 2004, the provisions of the Hong Kong Listing Rules relating to continuing connected transactions have been amended to require, among other things, that (1) each continuing connected transaction has to be regulated by a written agreement which, except in special circumstances, shall not be for a term exceeding three years; and (2) the annual limit of such continuing connected transactions shall be expressed in terms of monetary value rather than a percentage of the issuer’s annual revenue.

In November 2004, the Shanghai Listing Rules relating to continuing connected transactions have also been amended to require a listed company to: (1) categorise its continuing connected transactions according to the nature of the transactions; (2) assess and announce the annual amount for each category of continuing connected transactions for the current financial year by no later than the time the listed company announces its annual results for the immediate preceding financial year; and (3) depending on the estimated annual amount for each category of continuing connected transactions, determine whether approval by the board or the independent shareholders of the listed company is required in accordance with the thresholds set by the Shanghai Listing Rules.

3.2.	The New Continuing Connected Transaction Agreements

For better corporate governance purposes as provided in the revised listing rules of the Hong Kong Stock Exchange and Shanghai Stock Exchange and for greater transparency, the Board has decided to re-categorise the existing Continuing Connected Transactions into six categories of transactions in accordance with the requirements of the Shanghai Listing Rules and to enter into six New Continuing Connected Transaction Agreements with the Parent Company. The Supply Agreement and the Administrative Services Agreement will be terminated upon the approvals by the Board or Independent Shareholders of the New Continuing Connected Transaction Agreements as required under the Hong Kong Listing Rules and the Shanghai Listing Rules.

These New Continuing Connected Transaction Agreements are:

•	Provision of Materials and Water Supply Agreement (see sub-para. 4.1)

•	Provision of Labour and Services Agreement (see sub-para. 4.2)

•	Provision of Electricity Agreement (see sub-para. 4.3)

•	Provision of Equipment Maintenance and Repair Works Agreement (see sub-para. 4.4)

•	Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement (see sub-para. 4.5)

•	Provision of Products and Materials Agreement (see sub-para. 4.6)

3.3.	Re-categorisation of the existing Continuing Connected Transactions

The Board has proposed different Annual Caps for each of the five existing Continuing Connected Transactions re-categorised under five New Continuing Connected Transaction Agreements. No Annual Cap will be proposed for the provisions of administrative services for the old age insurance and retirement benefits as such services will be provided by the Parent Company free of charge. Particulars of the re-categorisation are detailed below:

Supply Agreement	New Continuing Connected Transaction Agreements
Provisions of materials, supplies & services (by the Parent Company to the Company)

• motor vehicle transportation	motor vehicle transportation will be incorporated into the Provision of Labour and Services Agreement (see sub-para.4.2)

• supply of materials & equipment	supply of materials & equipment will be incorporated into the Provision of Materials and Water Supply Agreement (see sub-para.4.1)

• equipment maintenance & repair works	equipment maintenance & repair works will be incorporated into the Provision of Equipment Maintenance and Repair Works Agreement (see sub-para.4.4)

• construction services; technical training; environmental services; police & fire services; civil army training; property management; heat supply; education; and medical, child care & social welfare	all services on the left hand column will be incorporated into the Provision of Labour and Services Agreement (see sub-para.4.2)

Supply Agreement	New Connected Continuing Transaction Agreements
Provisions of materials, supplies & services (by the Company to the Parent Company)

• coal supply	coal supply will be incorporated into the Provision of Products and Materials Agreement (see sub-para.4.6)

• sale of materials	sale of materials will be incorporated into the Provision of Products and Materials Agreement (see sub-para.4.6)

• railway transportation	the Company will no longer provide railway transportation services to the Parent Company

Mutual provisions of materials, supplies & services

• water	the supply of water by the Parent Company to the Company will be incorporated into the Provision of Materials and Water Supply Agreement (see sub-para.4.1). The Company will no longer supply and transmit water to the Parent Company.

• electricity	the supply of electricity by the Parent Company to the Company will be incorporated into the Provision of Electricity Agreement (see sub-para.4.3). The Company will no longer supply and transmit electricity to the Parent Company

• telecommunication services	the supply of telecommunication services by the Parent Company to the Company will be incorporated into the Provision of Labour and Services Agreement (see sub-para.4.2). The Company will no longer provide telecommunication services to the Parent Company

• use of roads (See note 3 in sub-para.2.3.1 above)

4.	SUMMARY OF THE PRINCIPAL TERMS AND CONDITIONS OF THE NEW CONTINUING CONNECTED TRANSACTION AGREEMENTS

4.1	Provision of Materials and Water Supply Agreement

The Company will enter into a Provision of Materials and Water Supply Agreement with the Parent Company to regulate the provisions of materials, mining equipment and mining related materials as well as water supply to the Company. The principal terms of such supplies are:

4.1.1	The Parent Company shall provide the following supplies to the Company:

Materials:	concrete, rubber belts, electricity cable for mining, support wheels, timber, axles; mining equipment and machinery such as liquid pressure support and rubber conveyors and other related material supplies;

Water:	water supply.

4.1.2	All materials and water will be supplied at the market price and the parties shall in so far as possible to assess such price before the commencement of each financial year.

4.1.3	The Parent Company undertakes that the price of such supplies shall not be higher than the price offered by the Parent Company to independent third parties for the same type of materials or water supply. The Parent Company shall give priority in providing such supplies to the Company and, where appropriate, the Parent Company will provide such supplies to the Company at a favourable price.

4.1.4	If the terms of provision of any materials and/or water supply by any third party are better than the terms offered by the Parent Company or if the provision of such materials and/or water by the Parent Company cannot meet the demand of the Company, the Company shall be entitled to purchase any such materials or water supply from other third parties.

4.2	Provision of Labour and Services Agreement

The Company will enter into a Provision of Labour and Services Agreement with the Parent Company to regulate the provision of labour and services. The principal terms of the supply by the Parent Company to the Company are:

4.2.1	The Parent Company shall provide the following labour and services to the Company:

Construction services; telecommunication services including telephone, Internet and related services; motor vehicle transportation services; environmental services; police and fire services; heat supply; property management services; education; civil army training; technical training; medical, child care and social welfare services;

4.2.2	All labour and services are to be provided at cost, other than (1) construction services, telecommunication services, which are to be provided at market price; and (2) motor vehicle transportation services, medical, child care and social welfare services which are to be provided at State-prescribed price;

4.2.3	The Parent Company will provide services such as medical, child care, social benefits and supplementary medical insurance to the Company at State-prescribed price in accordance with the relevant PRC regulations applicable to the Company; and

4.2.4	The Parent Company undertakes that the price of such labour/services shall not be higher than the price offered by the Parent Company to independent third parties for the same type of labour/services. The Parent Company shall give priority in providing such labour/services to the Company and, where appropriate, the Parent Company will provide such labour/services to the Company at a favourable price.

4.3	Provision of Electricity Agreement

The Company will enter into a Provision of Electricity Agreement with the Parent Company and the principal terms of the provision of electricity by the Parent Company to the Company are:

4.3.1	The Parent Company shall supply electricity to the Company at a price to be agreed and confirmed by the parties from time to time, provided that such price shall be determined upon normal commercial terms and not higher than the price at which the Company could purchase power from the Shandong Power Grid;

4.3.2	If at any time a State-prescribed price is effective and applicable to such electricity supply, the State-prescribed price shall apply;

4.3.3	The Parent Company undertakes that the price of the electricity supplied to the Company shall not in any circumstances be higher than the price paid by any independent third party for such supply. The Parent Company shall give priority in providing such services to the Company and, where appropriate, the Parent Company will provide electricity to the Company at a favourable price; and

4.3.4	If electricity may be provided by a third party at a more favourable price than the price offered by the Parent Company or if the electricity supplied by the Parent Company cannot satisfy the Company’s electricity demand, the Company shall have the right to obtain electricity supply from third parties.

4.4	Provision of Equipment Maintenance and Repair Works Agreement

The Company and the Parent Company will enter into a Provision of Equipment Maintenance and Repair Works Agreement, under which the Parent Company will provide equipment maintenance and repair services to the Company. The principal terms of the provision of such services are:

4.4.1	The Parent Company shall provide services to the Company for the maintenance and repair of mining equipment and machinery such as coal excavators, digging machines, liquid pressure support systems, leather belt conveyance systems etc;

4.4.2	Equipment maintenance and repair services are to be provided by the Parent Company at market price; and

4.4.3	The Parent Company undertakes that the price for equipment maintenance and repair services shall not in any circumstances be higher than the price paid by any independent third party for similar services. The Parent Company shall give priority in providing such services to the Company and, where appropriate, the Parent Company will provide such services to the Company at a favourable price.

4.5	Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement

The Company and the Parent Company will enter into a Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement, which will replace the Administration Services Agreement. The major terms of the two agreements will be the same except that the term of the new Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement will be reduced to three years. The principal terms of the Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement are as follows:

4.5.1	The Parent Company undertakes to be responsible for the management of the old age insurance payments to the employees and payments of the pension and other benefits to the retirees of the Group on a free of charge basis;

4.5.2	The Company shall pay a monthly amount equivalent to 45% of the total salaries of the employees of the Group to a designated account maintained by the Parent Company, part of which will be paid by the Parent Company on behalf of the employees of the Group to the old age insurance scheme maintained by the provincial government and the remaining part will be paid out as pension and other benefits payable to the retirees of the Group; and

4.5.3	The Parent Company shall annually provide the Company with a statement of the payments to the old age insurance scheme. The Company is entitled to monitor and inspect the payments to and application of the moneys out of the old age insurance scheme.

4.6	Provision of Products and Materials Agreement

The Company is supplying and will continue to supply coal products and certain materials to the Parent Company for the generation of electricity and other production purposes. Accordingly, the Company will enter into the Provision of Products and Materials Agreement with the Parent Company to regulate the provisions of such products and materials to the Parent Company. The principal terms of the agreement are:

4.6.1	Products and materials to be provided to the Parent Company include:

Coal supply; sale of materials including steel, timber, grease, axles, labour safety products and other related products and materials.

4.6.2	Coal supply and sale of materials will be provided to the Parent Company at market price.

4.7	Common terms of the New Continuing Connected Transaction Agreements

Each of the above New Continuing Connected Transaction Agreements will be for a term of three years commencing from 1 January 2006 to 31 December 2008. The principal common terms and conditions of each of these agreements (other than the Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement) are summarised as follows:

4.7.1	Price determination

(1)	State-prescribed price

If at any time, a State-prescribed price is applicable to any particular supply or service, such supply or service will be provided based on the applicable State-prescribed price. “State-prescribed price” means the price determined according to the law, regulations, decisions, orders or pricing policy of the relevant PRC government authorities.

(2)	Market price

Market price shall be determined according to normal commercial terms based on the following:

(i)	the price at which the same or similar type of supplies or services provided by independent third parties under normal commercial terms in the ordinary course of their businesses in the same area or in the vicinity;

(ii)	if (i) above is not applicable, the price at which the same or similar type of supplies or services is to be provided by independent third parties under normal commercial terms in the ordinary course of their businesses in the PRC.

(3)	Cost price

Cost price is applicable to some of the Continuing Connected Transactions in sub-paragraph 2.3.1 above. Cost price is:

(i)	the cost of providing the subject matter of the transaction by the providing party; or

(ii)	the cost of obtaining the subject matter of the transaction by the providing party from a third party and the additional cost of transmitting the subject matter to the receiving party.

Note:	Except for the above methods of price determination, the price of electricity supplied by the Parent Company to the Company under the Provision of Electricity Agreement will be at a price to be agreed and confirmed by the parties from time to time, provided that such price shall not be higher than the price at which the Company could purchase power from the Shandong Power Grid (see sub-paragraph 4.3 above).

4.7.2	Coordination of annual demand

On or before 30 November each year, the requesting party may provide to the supplying party an annual assessment of the supplies or services that it requires from the other in the coming year and the parties shall agree on the annual plan before 31 December each year. The parties may in accordance with the terms of the relevant New Continuing Connected Transaction Agreement enter into specific contracts.

4.7.3	Payment

Each party shall record all payments due to or due from the other party in a calendar month under the Continuing Connected Transactions in its accounts on or before the last day of that calendar month. All payments incurred in a calendar month, excluding those payments for which the transactions are not completed or which are disputable, shall be settled in full by the responsible party within the next calendar month.

5.	HISTORICAL AMOUNTS OF THE CONTINUING CONNECTED TRANSACTIONS

5.1	Annual Caps and the historical amounts

As stated in sub-paragraph 2.2 above, the Annual Caps of the Current Waiver are calculated based on the aggregate annual amount of the connected transactions as a percentage of the total revenue of the Group in the immediately preceding financial year. In order to comply with the requirements of the Hong Kong Listing Rules and the Shanghai Listing Rules and for greater transparency, the Board proposes to terminate the Supply Agreement and the Administrative Services Agreement and to replace them by the six New Continuing Connected Transaction Agreements set out above.

To enable the shareholders to easily understand the historical trend of the Continuing Connected Transactions, the two tables below show the historical amounts of the Continuing Connected Transactions categorised according to the existing and proposed categorisations and calculated in accordance with the terms of the Current Waiver and the latest versions of the Hong Kong Listing Rules and Shanghai Listing Rules. Table 1 shows the historical amounts of the Continuing Connected Transactions calculated as a percentage of the audited consolidated net revenue of the Group in the immediately preceding financial year under the Current Waiver. Table 2 shows the historical amounts categorised in accordance with the proposed re-categorisation. As the services under the Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement are provided by the Parent Company to the Company on a free of charge basis, such services have been indicated in Table 2 as provided on a “free of charge” basis.

Table 1:

	Year 2003		Year 2004		Year 2005
Transactions under the Supply Agreement	Historical amount for 2003	% of net revenue of financial year 2002	Historical amount for 2004	% of net revenue of financial year 2003	Estimated historical amount for 2005	% of net revenue of financial year 2004
	RMB’000		RMB’000		RMB’000
• Provision of materials, utilities and services by the Company to the Parent Company	731,695	11.52%	902,888	12.99%	1,369,000	12.95%

• Provision of materials, utilities and services by the Parent Company to the Company	1,613,290	25.38%	1,326,940	19.10%	1,571,170	14.86%

Table 2:

	Financial year ended 31 December		Financial year ending 31 December
	2003	2004	2005
			(Estimated)
	RMB’000	RMB’000	RMB’000
Expenditure

Provision of Materials and Water Supply Agreement	373,890	303,730	464,620
Provision of Labour and Services Agreement	729,200	446,220	492,990
Provision of Electricity Agreement	284,790	354,040	351,380
Provision of Equipment Maintenance and Repair Works Agreement	225,410	222,950	262,180
Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement	- Free of charge -

Revenue

Provision of Products and Materials Agreement	731,695	902,888	1,369,000

5.2 Major historical fluctuations

Since 2003, the businesses of the Company and the Parent Company have both experienced substantial growth, which have led to increased values, both in terms of revenue and expenditure, of the transactions between the Company and the Parent Company.

The major fluctuations in the historical value of the Continuing Connected Transactions between the Company and the Parent Company and the reasons therefore are as follows:

5.2.1	The aggregate annual value of the products supplied pursuant to the Provision of Materials and Water Supply Agreement increased from RMB304 million in 2004 to RMB465 million in 2005. This was mainly due to the substantial growth in the non-coal related businesses of the Parent Company, and the Parent Company is now able to supply a wider range and a larger volume of product supplies to the Company. Expansion of the scale of the Company’s business has also led to increased purchases from the Parent Company.

5.2.2	In 2003, the aggregate annual amount of the services provided pursuant to the Provision of Labour and Services Agreement reached RMB729 million. This was mainly due to the provision of construction services by the Parent Company for the building of the Si He Berth for the Company. Upon completion of the Si He Berth, the Parent Company continued to provide construction services to the normal infrastructure projects of the Company, resulting in the aggregate annual amount of the transactions with the Parent Company pursuant to the Provision of Labour and Services Agreement for each of the years 2004 and 2005 to remain at more or less the same level, being RMB446 million and RMB493 million, respectively.

5.2.3	In 2005, the aggregate annual amount of the products and materials sold pursuant to the Provision of Products and Materials Agreement reached RMB1,369 million as compared to RMB903 million for the year 2004. The increase was mainly caused by the increased sales of coal to the Parent Company upon the commencement of production of the Parent Company’s aluminium refining facilities and the increased unit coal price during that year. At the same time, purchases by the Parent Company of other materials supplies from the Company also increased.

6.	PROPOSED ANNUAL CAPS

6.1	The Proposed Annual Caps

Based on the historical amounts of the existing Continuing Connected Transactions as re-categorised according to the proposed New Continuing Connected Transaction Agreements, the Board proposes that each of the transactions under the proposed New Continuing Connected Transaction Agreements be subject to the following Proposed Annual Caps for each of three financial years ending 31 December 2008. Given the thresholds for approval of continuing connected transactions by independent shareholders under the Hong Kong Listing Rules and the Shanghai Listing Rules are different, the approval requirements under these two sets of rules for each category of the new Continuing Connected Transactions are listed below:

				Independent Shareholders’ approval (Note 1)
	Financial year ending 31 December			Hong Kong Listing	Shanghai Listing
	2006	2007	2008	Rules	Rules
	RMB’000	RMB’000	RMB’000
Expenditure

Provision of Materials and Water Supply Agreement (see sub-para. 4.1)	535,200	565,200	595,200	Required	Not required
Provision of Labour and Services Agreement (see sub-para.4.2)	854,700	912,700	963,700	Required	Required
Provision of Electricity Agreement (see sub-para. 4.3)	380,000	400,000	420,000	Required	Not required
Provision of Equipment Maintenance and Repair Works Agreement (see sub-para. 4.4)	280,000	300,000	320,000	Required	Not required
Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement (see sub-para. 4.5) (Note 2)		- Free of charge -		Not required	Not required

Total	2,049,900	2,177,900	2,298,900

Revenue

Provision of Products and Materials Agreement (see sub-para. 4.6)	2,850,000	3,050,000	3,250,000	Required	Required

Total	2,850,000	3,050,000	3,250,000

Notes:

1.	Pursuant to the Hong Kong Listing Rules, except for the Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement, Independent Shareholders’ approval is required for the transactions contemplated under the remaining five New Continuing Connected Transaction Agreements and the respective proposed Annual Caps for the years 2006 to 2008 for these transactions. In accordance with the requirement of the Shanghai Listing Rules as applied to the Company, Independent Shareholders’ approval is required for any transaction with an aggregate annual amount of RMB763 million or more and therefore the transactions contemplated under the Provision of Labour and Services Agreement and Provision of Products and Materials Agreement are required to be approved by the Independent Shareholders.

2.	According to the applicable PRC regulations, the Company has to provide an annual estimate of the amounts of old age insurance paid through the Parent Company and the retirement benefits and other benefits managed by the Parent Company. Based on the Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement, the Company estimates that the annual amounts to be paid to the Parent Company for the three years ending 31 December 2008 would be RMB605 million, RMB695 million and RMB760 million respectively.

The above Proposed Annual Caps have been determined by the Board after considering:

1.	the historical amounts of the existing Continuing Connected Transactions as re-categorised according to the proposed New Continuing Connected Transaction Agreements;

2.	the Company’s estimate of its normal business growth, on the assumption that there is no material adverse change to the economic situation in the PRC; and

3.	the Company’s current estimates of the market prices and State-prescribed prices.

6.2	Major anticipated fluctuations

As compared with the estimated annual amounts of the Continuing Connected Transactions for the year 2005, the following are the major changes to the Continuing Connected Transactions for the three years ending 31 December 2008:

6.2.1	The estimated Annual Caps for the transactions pursuant to Provision of Labour and Services Agreement are expected to increase from RMB493 million in 2005 to RMB855 million and RMB913 million for the years 2006 and 2007 respectively. Heze Neng Hua is responsible for the preliminary preparation works of coal resources exploitation of the Zhaolou coal mine and the Wanfu coal mine. The Parent Group will provide mine construction services to the Zhaolou coal mine and the Wanfu coal mine. The Zhaolou coal mine is in its construction stage and the construction is expected to be completed in the second half of 2007. The Wanfu coal mine is still in the feasibility planning stage and its construction is expected to commence in late 2007 or early 2008. The Directors have estimated the mine construction costs for the two coal mines based on the feasibility study reports of the two mining projects as adjusted by the current market price for mine construction services. For further information relating to the acquisition of Heze Neng Hua, please refer to the Company’s circular dated 30 June 2005.

6.2.2	The estimated Annual Caps for the transactions pursuant to the Provision of Products and Materials Agreement are expected to increase from RMB1,369 million in 2005 to RMB2,850 million and RMB3,050 million in 2006 and 2007, respectively. This is mainly due to the anticipated increase in coal purchases by the Parent Company following the commencement of production of the three major coal chemical processing facilities of the Parent Company namely, Yankuang Guotai Chemical Processing Company Limited, Shandong Yankuang International Coking Company Limited, Yankuang Guohong Chemical Processing Company Limited beginning from 2006. The Directors expect that upon the commencement of production of all three facilities, the annual coal sales revenue to the Parent Company for 2006 to 2008 will increase by up to approximately 3 million tonnes per year as compared to the total coal sales to the Parent Company in 2005, equivalent to an increase of coal sales revenue of approximately RMB1,000 million. The Directors also expect that the annual sales of material supplies to the Parent Company will also increase thereby.

6.3	Independent shareholders’ approval

The thresholds for approval of continuing connected transactions by Independent Shareholders under the Hong Kong Listing Rules and Shanghai Listing Rules are different. Pursuant to the Hong Kong Listing Rules, except for the Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement, Independent Shareholders’ approval is required for the transactions contemplated under each of the remaining five New Continuing Connected Transaction Agreements and the respective Proposed Annual Caps for the years 2006 to 2008 for each of these categories of transactions. Pursuant to the Shanghai Listing Rules, Independent Shareholders’ approval is required for the transactions contemplated under the Provision of Labour and Services Agreement and Provision of Products and Materials Agreement. As a result, the transactions described in sub-paragraphs 4.1 to 4.4 and sub-paragraph 4.6 will require the approvals by the Independent Shareholders pursuant to the Hong Kong Listing Rules.

6.4	Non-exempt Continuing Connected Transactions

The transactions described in sub-paragraphs 4.1 to 4.6 (other than the transactions in sub-paragraph 4.5) above will constitute the Non-exempt Continuing Connected Transactions under the Hong Kong Listing Rules.

As stated in sub-paragraph 6.1 above, the Non-exempt Continuing Connected Transactions described in sub-paragraphs 4.1 to 4.4 and sub-paragraph 4.6 would require full reporting, announcement and prior Independent Shareholders’ approval. The Board, including the independent non-executive Directors, considers that disclosure and approval of these transactions in full compliance with the Hong Kong Listing Rules would be impracticable and, in particular, add unnecessary operational and administrative cost to the Company.

The transactions described in sub-paragraph 4.5 relating to the provision of administrative services for pension fund and retirement benefits by the Parent Company will constitute exempt Continuing Connected Transactions as the Parent Company has been and will continue to provide such administrative services on a free of charge basis. No announcement and prior approval by Independent Shareholders’ approval are required for these transactions. However, according to the applicable PRC regulations, the Company is required to estimate the annual amounts to be paid to the Parent Company for transactions under sub-paragraph 4.5 for the three years ending 31 December 2008. Pursuant to the Shanghai Listing Rules, such annual estimates are not required to be approved by the Independent Shareholders.

The Board will convene the EGM for the purpose of approval by the Independent Shareholders of the continuance of each of the Non-exempt Continuing Connected Transactions described in sub-paragraphs 4.1 to 4.4 and sub-paragraph 4.6 for the three years ending 31 December 2008 according to the terms and conditions of the relevant Non-exempt Continuing Connected Transaction Agreements, subject to the annual amount of each of such Non-exempt Continuing Connected Transaction for each financial year not exceeding the relevant Proposed Annual Caps set forth in sub-paragraph 6.1 above. Each of the Non-exempt Continuing Connected Transactions will be approved by a separate resolution by the Independent Shareholders. All New Continuing Connected Transaction Agreements have been conditionally entered into by the Company and the Parent Company, subject to approval of the New Continuing Connected Transaction Agreements (other than the Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement, which does not require to be approved by the Independent Shareholders) by the Independent Shareholders.

As approved by the Shanghai Stock Exchange, once the approval of the above matter by the Independent Shareholders has obtained, the Company can conduct each Continuing Connected Transactions (described in sub-paragraphs 4.1 to 4.6 above) subject to the annual amount of each of such Non-exempt Continuing Connected Transactions for each financial year not exceeding the relevant Proposed Annual Caps.

Upon approval of the Non-exempt Continuing Connected Transaction Agreements and the transactions contemplated thereunder by the Independent Shareholders, the Company will comply with the requirements specified under Rules 14A.35(1), 14A.35(2), 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of the conduct of such Continuing Connected Transactions.

7.	REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

The Board is of the view that the reasons for and benefits of the existing Continuing Connected Transactions are as follows:

7.1	Continuance of the existing Continuing Connected Transactions is essential to the normal operations and is for the benefits of the Company. Prior to the establishment of the Company in 1997, the Parent Company injected into the Company its principal assets and businesses relating to coal production. Upon the establishment of the Company and the listings, the remaining businesses and assets of the Parent Company continue to provide products, materials, services and supporting services to the Company. For the following reasons, it is in the interests of the Company and the Parent Company to continue with the Continuing Connected Transactions:

7.1.1	The materials and related services provided by the Parent Company have been provided according to approvals and certifications by the relevant government authorities or industry.

7.1.2	Both the Parent Company and the Company are situated at Zoucheng, Shandong Province, the Company can obtain a timely and reliable supply from the Parent Company and thereby reducing the operational risks and enhance the daily operation of the Company.

7.1.3	The Company does not have the function of provision of social services like education, medical and child care which are essential to the Group and is normally most efficiently provided by the Parent Company.

7.1.4	The Company provides products and materials to the Parent Company at market price which can minimize the management and operational costs of the Company due to the close promixity between the two companies.

As such transactions are entered into in the ordinary and usual course of business of the Company upon normal commercial terms, the Board is of the view that it is in the interest of the shareholders as a whole and the Company to continue with such Continuing Connected Transactions with the Parent Company.

7.2	The Proposed Annual Caps of the re-categorised Continuing Connected Transactions are in line with the requirements of the Hong Kong Listing Rules and the Shanghai Listing Rules. Moreover, replacement of the current Annual Caps, which currently are calculated as a percentage of the net revenue of the preceding financial year, by the five separate Proposed Annual Caps will provide greater transaction transparency and better control on the conduct of such Continuing Connected Transactions. The Board is of the view that it is in the interest of the Company to do so and is a better corporate governance practice.

Based on the above reasons and benefits, the Directors (including the independent non-executive Directors) believe that the terms of Continuing Connected Transactions are fair and reasonable and the entering into of the New Continuing Connected Transaction Agreements is in the interests of the Company and its shareholders as a whole.

8.	INFORMATION OF THE COMPANY AND THE PARENT COMPANY

The Company is primarily engaged in underground coal mining, preparation and processing, sale and railway transportation of coal. The Company’s products are prime quality and low-sulphur coal, which are suitable for large-scale power plant as steam coal, metallurgical production as coal to be used with coking coal and for use in pulverized coal injection.

The Parent Company is a State wholly-owned enterprise with a registered capital of RMB3,090.336 million and is principally engaged in businesses such as coal production, building materials, chemical and machinery processing. As at the Latest Practicable Date, the Parent Company is the controlling shareholder of the Company, holding 2,672,000,000 state-owned legal person shares of the Company, representing 54.33% of the total share capital of the Company and hence a connected person of the Company.

9.	THE EXTRAORDINARY GENERAL MEETING

The EGM will be held for the purpose of considering and approving by the Independent Shareholders by separate resolutions, among other things, the Non-exempt Continuing Connected Transactions referred to in sub-paragraph 6.4 and the Proposed Annual Caps for each category of the Non-exempt Continuing Connected Transactions for the three years ending 31 December 2008. The Parent Company and its associates will abstain from voting at the EGM, at which the proposed resolutions will be passed by way of ordinary resolutions and voting will be by way of poll in accordance with the requirements of the Hong Kong Listing Rules.

The EGM will be held on Friday, 24 March 2006 at 8:30 a.m. at the Conference Room of Zhong He Building, 298 South Fushan Road, Zhoucheng, Shandong Province. A notice convening the EGM together with a reply slip and a form of proxy will be despatched to you separately on 7 February 2006. If you intend to attend the EGM, you should complete and return the reply slip and the proxy form in accordance with the instructions printed thereon as soon as possible. Completion and return of the form of proxy will not preclude you from attending and voting at the EGM should you so wish.

10.	RECOMMENDATIONS

Your attention is drawn to the letter from the Independent Board Committee to the Independent Shareholders of the Company, which is set out on pages 26 to 27 of this circular, and which contains their recommendation in respect of the terms of the Non-exempt Continuing Connected Transactions and the determination of the Proposed Annual Caps.

The letter of advice of Tai Fook to the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the terms of the Non-exempt Continuing Connected Transactions and the determination of the Proposed Annual Caps is set out on pages 28 to 44 of this circular.

The Independent Board Committee, having taken into account the advice of Tai Fook, considers that the terms of the Non-exempt Continuing Connected Transactions under the New Continuing Connected Transaction Agreements described in sub-paragraphs 4.1 to 4.4 and sub-paragraph 4.6 and the Proposed Annual Caps in respect thereof are fair and reasonable in so far as the Independent Shareholders are concerned. Accordingly, it recommends that the Independent Shareholders vote in favour of the resolutions to approve the Non-exempt Continuing Connected Transaction Agreements described in sub-paragraphs 4.1 to 4.4 and sub-paragraph 4.6 and the Proposed Annual Caps in respect thereof.

11.	ADDITIONAL INFORMATION

Your attention is drawn to the general information set out in the Appendix to this circular.

Yours faithfully By order of the Board Yanzhou Coal Mining Company Limited Wang Xin Chairman of the Board

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

Registered office:

298 South Fushan Road

Zoucheng

Shandong Province

PRC

Postal Code: 273500

Principal place of business

    in Hong Kong:

Rooms 805-808

Alexandra House

16-20 Chater Road

Hong Kong

1 February 2006

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTION

We refer to the circular of the Company to the Shareholders dated 1 February 2006 (“Circular”), of which this letter forms part. Terms defined therein shall have the same meanings when used in this letter unless the context otherwise requires.

We have been appointed by the Board as the Independent Board Committee to advise you as to whether, in our opinion, the terms of the Non-exempt Continuing Connected Transactions under the Non-exempt Continuing Connected Transaction Agreements described in sub-paragraphs 4.1 to 4.4 and sub-paragraph 4.6 in the “Letter from the Board” and the Proposed Annual Caps in respect thereof are fair and reasonable in so far as the Independent Shareholders are concerned.

Tai Fook has been appointed by the Company as the independent financial adviser to advise the Independent Board Committee on the fairness and reasonableness of the terms of the Non-exempt Continuing Connected Transactions and the determination of the Proposed Annual Caps in respect thereof. Details of Tai Fook’s advice, together with the principal factors taken into consideration in arriving at such advice, are set out in its letter on pages 28 to 44.

Your attention is also drawn to the “Letter from the Board” set out on pages 4 to 25 and the additional information set out in the Appendix.

Having taken into account the terms of the Non-exempt Continuing Connected Transactions and having considered the interests of the Independent Shareholders and the advice of Tai Fook, we consider that the terms of the Non-exempt Continuing Connected Transactions under the Non-exempt Continuing Connected Transaction Agreements described in sub-paragraphs 4.1 to 4.4 and sub-paragraph 4.6 in the “Letter from the Board” and the Proposed Annual Caps in respect thereof are fair and reasonable in so far as the Independent Shareholders are concerned. Accordingly, we recommend that the Independent Shareholders vote in favour of the resolutions approving such Non-exempt Continuing Connected Transactions and the Proposed Annual Caps for each category of the Non-exempt Continuing Connected Transactions for the three years ending 31 December 2008.

Yours faithfully,
Yanzhou Coal Mining Company Limited
Pu Hongjiu	Cui Jianmin
Wang Xiaojun	Wang Quanxi
Independent Board Committee

LETTER FROM TAI FOOK

The following is the text of the letter of advice to the Independent Board Committee and the Independent Shareholders dated 1 February 2006 from Tai Fook Capital Limited in relation to the Non-exempt Continuing Connected Transactions and the Proposed Annual Caps for the purpose of incorporation in this circular.

25th Floor New World Tower 16-18 Queen’s Road Central Hong Kong 1 February 2006

To the Independent Board Committee and the Independent Shareholders of Yanzhou Coal Mining Company Limited

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the terms of the Non-exempt Continuing Connected Transactions to be entered into between the Group and the Parent Group (including the Proposed Annual Caps) pursuant to the Non-exempt Continuing Connected Transaction Agreements, details of which are set out in the “Letter from the Board” (“Letter from the Board”) of the circular of the Company dated 1 February 2006 (“Circular”), of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context requires otherwise.

The Company and the Parent Company entered into the Non-exempt Continuing Connected Transaction Agreements to govern and regulate the mutual supply of materials, supplies and/or services between the Parent Group and the Group subject to approval by the Independent Shareholders, and the Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement to govern and regulate the provision of administrative services by the Parent Group to the Group for the old age insurance of the employees and pension and other benefits of the retirees of the Group which does not require approval by the Independent Shareholders.

As at the Latest Practicable Date, the Parent Company was the controlling shareholder of the Company holding 2,672,000,000 state-owned legal person shares of the Company, representing approximately 54.33% of the total issued share capital of the Company, and hence a connected person of the Company under the Hong Kong Listing Rules and Shanghai Listing Rules. Accordingly, the transactions contemplated under the Non-exempt Continuing Connected Transaction Agreements and the provision of administrative services under the Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement constitute continuing connected transactions of the Company. As stated in the Letter from the Board, pursuant to the Hong Kong Listing Rules, the transactions contemplated under the Non-exempt Continuing Connected Transaction Agreements will require prior approval of the Independent

Shareholders while the provision of the administrative services under the Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement, which will be provided on a free of charge basis, is an exempt continuing connected transaction under the Hong Kong Listing Rules and will not require approval by the Independent Shareholders. The Parent Company and its associates will abstain from voting at the EGM, at which the proposed resolutions approving the Non-exempt Continuing Connected Transaction Agreements and the Proposed Annual Caps will be considered and approved by way of poll.

The Independent Board Committee comprising Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi has been established to advise the Independent Shareholders on the terms of the Non-exempt Continuing Connected Transaction Agreements and the Proposed Annual Caps. In our capacity as the independent financial adviser to the Independent Board Committee and the Independent Shareholders, our role is to provide the Independent Board Committee and the Independent Shareholders with an independent opinion and recommendation as to whether (i) the entering into of the Non-exempt Continuing Connected Transaction Agreements is in the interests of the Company and the Independent Shareholders as a whole and in the ordinary and usual course of business of the Group and the terms thereof are on normal commercial terms and fair and reasonable; and (ii) the Proposed Annual Caps are fair and reasonable.

BASIS OF OUR OPINION

In formulating our recommendation, we have relied on the information and facts supplied to us and representations expressed by the Directors and/or management of the Group and have assumed that all such information and facts and any representations made to us or contained in the Circular were true, accurate and complete at the time they were made and continue to be so at the date of despatch of the Circular and during the period up to the date of the EGM. We have been advised by the Directors and/or the management of the Group that all relevant information has been supplied to us and that no material facts have been omitted from the information supplied and representations expressed to us. We have no reason to doubt the completeness, truth or accuracy of the information and facts provided and representations made to us and we are not aware of any facts or circumstances which would render such information provided and representations made to us untrue, inaccurate or misleading.

We consider we have reviewed sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted an independent verification of the information nor have we conducted any form of in-depth investigation into the businesses and affairs of the Group.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion regarding the terms of the Non-exempt Continuing Connected Transaction Agreements and the Proposed Annual Caps, we have considered the following principal factors and reasons:

I.	Background and reasons for the Non-exempt Continuing Connected Transaction Agreements

The Group is principally engaged in underground coal mining, preparation and processing, sale and railway transportation of coal. The Group’s products are prime quality and low-sulphur coal, which are suitable for large-scale power plant as steam coal, metallurgical production as coal to be used with coking coal and for use in pulverized coal injection.

The Parent Company, a State wholly-owned enterprise, and its subsidiaries are principally engaged in businesses such as coal production, building and building materials, chemical and machinery processing.

Prior to the listing of the H Shares on the Hong Kong Stock Exchange in 1998, a restructuring (“Restructuring”) was carried out for the purpose of the listing. Pursuant to the Restructuring, the Parent Company transferred its principal business and assets relating to coal production to the Company. Such business and assets were an integral part of the business and assets of the Parent Company prior to the Restructuring. After the Restructuring, the Group and the Parent Group shared certain facilities and utilities and entered into transactions in relation to mutual supply of materials, supplies and services for the reasons of cost effectiveness and operation efficiency. Therefore, on 17 October 1997, the Company and the Parent Company entered into the Supply Agreement (which was supplemented by two supplemental agreements dated 30 October 2001 and 29 May 2003 respectively) to provide for the mutual supply of utilities, materials, supplies and services between the Group and the Parent Group. The Supply Agreement is for the term of 10 years until 17 October 2007. At the time of listing in 1998 and subsequently in 2003, the Company was granted conditional waivers by the Hong Kong Stock Exchange from strict compliance with the Hong Kong Listing Rules in respect of the Group’s continuing connected transactions with the Parent Group. The Current Waiver, which was granted in 2003, expired on 31 December 2005.

As stated in the Letter from the Board, for better corporate governance purposes as provided in the revised listing rules of the Hong Kong Stock Exchange and Shanghai Stock Exchange and for greater transparency, the Board has decided to re-categorise the existing continuing connected transactions under the Supply Agreement according to the nature of the transactions and to enter into the Non-exempt Continuing Connected Transaction Agreements. The term of each of the Non-exempt Continuing Connected Transaction Agreements is three years, commencing from 1 January 2006 to 31 December 2008. The Supply Agreement will be terminated upon the approvals of the Non-exempt Continuing Connected Transaction Agreements by the Independent Shareholders at the EGM.

As set out in the Letter from the Board, the Directors consider that it is in the interests of the Company to continue with the Continuing Connected Transactions under the Non-exempt Continuing Connected Transaction Agreements for the following reasons: (i) the materials and related services provided by the Parent Group have been provided according to approvals and certifications by the relevant government authorities or industry; (ii) both the Parent Group and the Group are situated at Zoucheng, Shandong Province, the Group can obtain a timely and reliable supply from the Parent Group and thereby reduce the operational risks and enhance the daily operation of the Group; (iii) the Group does not have the function of provision of social services like education, medical and child care which are essential to the Group and is normally most efficiently provided by the Parent Group; and (iv) the Group provides products and materials to the Parent Group at market price which can minimize the management and operational costs of the Group due to the close proximity between the Group and the Parent Group.

II.	Terms of the Non-exempt Continuing Connected Transaction Agreements

(A)	Provision of products, materials and services by the Parent Group to the Group

(i)	Provision of Materials and Water Supply Agreement

Pursuant to the Provision of Materials and Water Supply Agreement, the Parent Group will provide materials (including concrete, rubber belts, electricity cable for mining, support wheels, timber and axles), mining equipment and machinery (including liquid pressure support and rubber conveyors) and other related material supplies, and water supply to the Group. Pursuant to the Provision of Materials and Water Supply Agreement, the principal terms of such supplies are as follows:

(a)	All materials and water will be supplied at the market price. The market price shall be determined according to normal commercial terms based on the price at which the same or similar type of supplies or services are provided by independent third parties under normal commercial terms in the ordinary course of their businesses in the same area or in the vicinity, or if not applicable, in the PRC (“Market Price”). If at any time, a State-prescribed price is applicable to any particular supply, such supply will be provided based on the applicable State-prescribed price. State-prescribed price means the price determined according to the laws, regulations, decisions, orders or pricing policies of the relevant PRC government authorities (“State-prescribed Price”).

(b)	The Parent Company undertakes that the price of the materials and water supplied by the Parent Group to the Group shall not be higher than the price offered by the Parent Group to independent third parties for the same type of materials and water supply. Where appropriate, the Parent Group will provide such supplies to the Group at a favourable price. The Parent Group shall give priority in providing such supplies to the Group.

(c)	If the terms of provision of any materials and/or water supply by any third party are better than the terms offered by the Parent Group or if the provision of materials and/or water by the Parent Group cannot meet the demand of the Group, the Group shall be entitled to purchase any such materials or water supply from other third parties. The Group is not required to purchase materials and water supply exclusively from the Parent Group.

We note from the Letter from the Board that the transactions contemplated under the Provision of Materials and Water Supply Agreement will be conducted in the ordinary and usual course of business of the Group and on normal commercial terms.

As advised by the Directors, the quality of the materials and water provided by the Parent Group is comparable to the quality of same or similar type of materials and water provided by independent third parties.

In view of the above and having considered:

(a)	the nature of the transactions contemplated under the Provision of Materials and Water Supply Agreement is within the Group’s existing business activities;

(b)	the reasons for entering into of the Non-exempt Continuing Connected Transaction Agreements as described in the paragraph headed “Background and reasons for the Non-exempt Continuing Connected Transaction Agreements” above;

(c)	the Group is not obliged to obtain materials and water exclusively from the Parent Group;

(d)	the pricing mechanism for the supply of materials and water by the Parent Group to the Group as described above;

(e)	the Parent Group shall give priority in providing materials and water to the Group; and

(f)	the quality of the materials and water provided by the Parent Group is comparable to the quality of same or similar type of materials and water provided by independent third parties,

we concur with the views of the Directors that the entering into of the Provision of Materials and Water Supply Agreement is in the interests of the Company and the Independent Shareholders as a whole and in the ordinary and usual course of business of the Group, and the terms thereof are on normal commercial terms and fair and reasonable so far as the Company and the Independent Shareholders are concerned.

(ii)	Provision of Labour and Services Agreement

Pursuant to the Provision of Labour and Services Agreement, the Parent Group will provide construction services, telecommunication services including telephone, Internet and related services, motor vehicle transportation services, environmental services, police and fire services, heat supply, property management services, education, civil army training, technical training, and medical, child care and social welfare services to the Group. Pursuant to the Provision of Labour and Services Agreement, the principal terms of the provision of such labour and services are as follows:

(a)	All labour and services are to be provided at cost (being the cost of providing the subject matter of the transaction by the providing party; or the cost of obtaining the subject matter of the transaction by the providing party from a third party and the additional cost of transmitting the subject matter to the receiving party) (“Cost”), other than (a) construction services and telecommunication services, which are to be provided at Market Price; (b) motor vehicle transportation services, and medical, child care and social welfare services, which are to be provided at State-prescribed Price. However, if at any time, a State-prescribed Price is applicable to any particular supply or service contemplated under the Provision of Labour and Services Agreement, such supply or service will be provided based on the applicable State-prescribed Price.

(b)	The Parent Company undertakes that the price of the labour and services provided by the Parent Group to the Group shall not be higher than the price offered by the Parent Group to independent third parties for the same type of labour and services. Where appropriate, the Parent Group will provide such labour and services to the Group at a favourable price. The Parent Group shall give priority in providing such labour and services to the Group. The Group is not required to obtain the labour and services as specified in the Provision of Labour and Services Agreement exclusively from the Parent Group.

We note from the Letter from the Board that the transactions contemplated under the Provision of Labour and Services Agreement will be conducted in the ordinary and usual course of business of the Group and on normal commercial terms.

As advised by the Directors, the quality of the labour and services provided by the Parent Group is comparable to the quality of the labour and services provided by independent third parties.

In respect of the labour and services which are to be provided at Cost, namely environmental services, police and fire services, heat supply, property management services, education, civil army training and technical training, the Directors consider that such services would be most efficiently provided by the Parent Group because such services had been provided by the Parent Group to the Group prior to the listing of the H Shares on the Hong Kong Stock Exchange. In addition, by sharing the Parent Group’s labour force and facilities, the Group is able to obtain such services more efficiently and at the same time achieve a higher degree of economies of scale because of the proximity of the Group and the Parent Group. As such, we are of the view that the provision of such services by the Parent Group to the Group at Cost is acceptable.

As advised by the Directors, the pricing mechanism for the provision of medical, child care and social welfare services by the Parent Group to the Group under the Provision of Labour and Services Agreement has been determined in accordance with the relevant PRC regulations or requirements applicable to the Group. Pursuant to the Provision of Labour and Services Agreement, the Group shall pay an amount equivalent to 14% of the total salaries of the employees of the Group to the Parent Group as welfare fee, which shall be applied as to 8% of the total salaries as contribution to the basic medical insurance fund and as to the remaining 6% to pay for the child care and other social welfare services provided by the Parent Group to the Group. The Group may also pay an amount equivalent to 4% of the total salaries of the employees of the Group to the Parent Group as contribution to the supplementary medical insurance fund.

In view of the above and having considered:

(a)	the entering into of the transactions contemplated under the Provision of Labour and Services Agreement is within the Group’s existing business activities and could facilitate the Group to carry out its business activities and operations;

(b)	the reasons for entering into of the Non-exempt Continuing Connected Transaction Agreements as described herein and in the paragraph headed “Background and reasons for the Non-exempt Continuing Connected Transaction Agreements” above;

(c)	in respect of the labour and services which are to be provided at Cost, it is more economical for the Group to obtain such services from the Parent Group by sharing the Parent Group’s labour force and facilities than to provide such services itself;

(d)	the Group is not obliged to obtain labour and services exclusively from the Parent Group;

(e)	the pricing mechanism for the provision of labour and services by the Parent Group to the Group as described above;

(f)	the Parent Group shall give priority in providing labour and services to the Group; and

(g)	the quality of the labour and services provided by the Parent Group is comparable to the quality of the labour and services provided by independent third parties,

we concur with the views of the Directors that the entering into of the Provision of Labour and Services Agreement is in the interests of the Company and the Independent Shareholders as a whole and in the ordinary and usual course of business of the Group, and the terms thereof are on normal commercial terms and fair and reasonable so far as the Company and the Independent Shareholders are concerned.

(iii)	Provision of Electricity Agreement

Pursuant to the Provision of Electricity Agreement, the Parent Group will supply electricity to the Group. Pursuant to the Provision of Electricity Agreement, the principal terms of such supply are as follows:

(a)	Electricity will be supplied at a price to be agreed and confirmed by the parties from time to time, provided that such price shall be determined upon normal commercial terms and not higher than the price at which the Group could purchase power from the Shandong power grid. If at any time, a State-prescribed Price is effective and applicable to such electricity supply, the State-prescribed Price shall apply. As advised by the Directors, other than the Parent Group, Shandong power grid is the only party that supplies electricity in the principal place of business of the Group.

(b)	The Parent Company undertakes that the price of the electricity supplied to the Group shall not in any circumstances be higher than the price charged by the Parent Group on any independent third party for such supply. Where appropriate, the Parent Group will provide electricity to the Group at a favourable price. The Parent Group shall give priority in providing electricity to the Group.

(c)	If electricity may be provided by a third party at a more favourable price than the price offered by the Parent Group or if the electricity supplied by the Parent Group cannot satisfy the Group’s electricity demand, the Group shall have the right to obtain electricity supply from third parties. The Group is not required to obtain electricity exclusively from the Parent Group.

We note from the Letter from the Board that the transactions contemplated under the Provision of Electricity Agreement will be conducted in the ordinary and usual course of business of the Group and on normal commercial terms.

We understand from the Directors that (i) the proximity of the power plants of the Parent Group and the Group’s operations is beneficial to the Group in terms of stability of electricity supply; (ii) the existing electricity supply infrastructure of the Group was part of the Parent Group’s electricity supply infrastructure prior to the Restructuring; and (iii) the Group is able to obtain electricity from the Parent Group at a price not higher than that charged by the Shandong power grid.

As advised by the Directors, the stability of the electricity provided by the Parent Group is comparable to the stability of the electricity provided by independent third party.

In view of the above and having considered:

(a)	the nature of the transactions contemplated under the Provision of Electricity Agreement is within the Group’s existing business activities;

(b)	the reasons for entering into of the Non-Exempt Continuing Connected Transaction Agreements as described herein and in the paragraph headed “Background and reasons for the Non-Exempt Continuing Connected Transaction Agreements” above;

(c)	the Group is not obliged to obtain electricity exclusively from the Parent Group;

(d)	the pricing mechanism for the supply of electricity by the Parent Group to the Group as described above;

(e)	the Parent Group shall give priority in providing electricity to the Group; and

(f)	the stability of the electricity provided by the Parent Group is comparable to the stability of the electricity provided by independent third party,

we concur with the views of the Directors that the entering into of the Provision of Electricity Agreement is in the interests of the Company and the Independent Shareholders as a whole and in the ordinary and usual course of business of the Group, and the terms thereof are on normal commercial terms and fair and reasonable so far as the Company and the Independent Shareholders are concerned.

(iv)	Provision of Equipment Maintenance and Repair Works Agreement

Pursuant to the Provision of Equipment Maintenance and Repair Works Agreement, the Parent Group will provide services to the Group for the maintenance and repair of mining equipment and machinery such as coal excavators, digging machines, liquid pressure support systems, leather belt conveyance systems etc. Pursuant to the Provision of Equipment Maintenance and Repair Works Agreement, the principal terms of the provision of such services are as follows:

(a)	The equipment maintenance and repair services are to be provided by the Parent Group at the Market Price. If at any time, a State-prescribed Price is applicable to any particular service, such service will be provided based on the applicable State-prescribed Price.

(b)	The Parent Company undertakes that the price for equipment maintenance and repair services provided by the Parent Group to the Group shall not in any circumstances be higher than the price charged by the Parent Group on any independent third party for similar services. Where appropriate, the Parent Group will provide such services to the Group at a favourable price. The Parent Group shall give priority in providing such services to the Group. The Group is not required to obtain equipment maintenance and repair services exclusively from the Parent Group.

We note from the Letter from the Board that the transactions contemplated under the Provision of Equipment Maintenance and Repair Works Agreement will be conducted in the ordinary and usual course of business of the Group and on normal commercial terms.

As advised by the Directors, the quality of the equipment maintenance and repair services provided by the Parent Group is not lower than the quality of the equipment maintenance and repair services provided by independent third parties.

In view of the above and having considered:

(a)	the nature of the transactions contemplated under the Provision of Equipment Maintenance and Repair Works Agreement is within the Group’s existing business activities;

(b)	the reasons for entering into of the Non-exempt Continuing Connected Transaction Agreements as described in the paragraph headed “Background and reasons for the Non-exempt Continuing Connected Transaction Agreements” above;

(c)	the Group is not obliged to obtain equipment maintenance and repair services exclusively from the Parent Group;

(d)	the pricing mechanism for the provision of equipment maintenance and repair services by the Parent Group to the Group as described above;

(e)	the Parent Group shall give priority in providing equipment maintenance and repair services to the Group; and

(f)	the quality of the equipment maintenance and repair services provided by the Parent Group is not lower than the quality of the equipment maintenance and repair services provided by independent third parties, we concur with the views of the Directors that the entering into of the Provision of Equipment Maintenance and Repair Works Agreement is in the interests of the Company and the Independent Shareholders as a whole and in the ordinary and usual course of business of the Group, and the terms thereof are on normal commercial terms and fair and reasonable so far as the Company and the Independent Shareholders are concerned.

(B)	Provision of products and materials by the Group to the Parent Group

Provision of Products and Materials Agreement

Pursuant to the Provision of Products and Materials Agreement, the Group will provide coal supply and sale of materials (including steel, timber, grease, axles, labour safety products and other related products and materials) to the Parent Group. Pursuant to the Provision of Products and Materials Agreement, the coal supply and sale of materials will be provided to the Parent Group at Market Price. However, if at any time, a State-prescribed Price is applicable, such products or materials will be provided based on the applicable State-prescribed Price.

We note from the Letter from the Board, the transactions contemplated under the Provision of Products and Materials Agreement will be conducted in the ordinary and usual course of business of the Group and on normal commercial terms.

In view of the above and having considered:

(a)	the nature of the transactions contemplated under the Provision of Products and Materials Agreement is within the Group’s existing business activities;

(b)	the reasons for entering into the Non-exempt Continuing Connected Transaction Agreements as described in the paragraph headed “Background and reasons for the Non-exempt Continuing Connected Transaction Agreements” above; and

(c)	the pricing mechanism for the coal supply and sale of materials by the Group to the Parent Group as described above,

we concur with the views of the Directors that the entering into of the Provision of Products and Materials Agreement is in the interests of the Company and the Independent Shareholders as a whole and in the ordinary and usual course of business of the Group, and the terms thereof are on normal commercial terms and fair and reasonable so far as the Company and the Independent Shareholders are concerned.

III.	The Proposed Annual Caps

As stated in the Letter from the Board, the Proposed Annual Caps are as follows:

	Financial year ending 31 December
	2006	2007	2008
	RMB’000	RMB’000	RMB’000
Expenditure
(i) Provision of Materials and Water Supply Agreement	535,200	565,200	595,200
(ii) Provision of Labour and Services Agreement	854,700	912,700	963,700
(iii) Provision of Electricity Agreement	380,000	400,000	420,000
(iv) Provision of Equipment Maintenance and Repair Works Agreement	280,000	300,000	320,000
Total	2,049,900	2,177,900	2,298,900

Revenue
(v) Provision of Products and Materials Agreement	2,850,000	3,050,000	3,250,000
Total	2,850,000	3,050,000	3,250,000

We have discussed with the management of the Group the basis of determining the Proposed Annual Caps and understand that the following factors have been taken into consideration in determining the Proposed Annual Caps:

(i)	Provision of Materials and Water Supply Agreement

As stated in the Letter from the Board, the historical amounts of the supply of materials and water by the Parent Group to the Group were approximately RMB373,890,000, RMB303,730,000 and RMB464,620,000 (estimated) for the year ended 31 December 2003, 2004 and 2005 respectively. We understand from the Directors that the substantial increase in the supply of materials and water by the Parent Group to the Group in 2005 as compared to 2004 was mainly due to the substantial growth in the non-coal production businesses of the Parent Group, and the Parent Group is now able to supply a wider range and a larger volume of product supplies to the Group. Expansion of the scale of the Group’s business following acquisition of new coal mines has also led to increased purchases from the Parent Group. We understand from the Directors that so long as the materials provided by the Parent Group are of good quality and are offered at no higher than the Market Price, the Group intends to continue to purchase such materials from the Parent Group given the proximity of the two entities.

We note that the Company’s proposed annual caps for the supply of materials and water by the Parent Group to the Group pursuant to the Provision of Materials and Water Supply Agreement for the year ending 31 December 2006, 2007 and 2008 are RMB535,200,000, RMB565,200,000 and RMB595,200,000 respectively. The proposed annual cap of the year ending 31 December 2006 represents an increase of approximately 15.2% as compared to the estimated total transaction amount for the year ended 31 December 2005 whereas the proposed annual caps for each of the year ending 31 December 2007 and 2008 represent an increase of approximately 5.6% and 5.3% respectively as compared to the previous year. The Directors consider that the expected increase in the purchase of materials and water by the Group from the Parent Group is in line with the Group’s normal business growth and expansion of the Group’s business following the acquisition of new coal mines.

Having considered (i) the historical amounts of the supply of materials and water by the Parent Group to the Group; (ii) the fact that the expected increase in the purchase of materials and water by the Group from the Parent Group is in line with the Group’s normal business growth and expansion of the Group’s business, we are of the view that the proposed annual caps for the supply of materials and water by the Parent Group to the Group pursuant to the Provision of Materials and Water Supply Agreement for the year ending 31 December 2006, 2007 and 2008 are fair and reasonable.

(ii)	Provision of Labour and Services Agreement

As stated in the Letter from the Board, the historical amounts of the provision of labour and services by the Parent Group to the Group were approximately RMB729,200,000, RMB446,220,000 and RMB492,990,000 (estimated) for the year ended 31 December 2003, 2004 and 2005 respectively. We understand from the Directors that the substantial decrease in the amount of services provided in 2004 as compared to 2003 was mainly due to the fact that the Parent Group provided construction services for the construction of the Si He Berth of the Group and such construction was completed in 2003. In 2004 and 2005, the Parent Group continued to provide construction services to other general infrastructure projects of the Group from time to time.

We note that the Company’s proposed annual caps for the provision of labour and services by the Parent Group to the Group pursuant to the Provision of Labour and Services Agreement for the year ending 31 December 2006, 2007 and 2008 are RMB854,700,000, RMB912,700,000 and RMB963,700,000 respectively. The proposed annual cap for the year ending 31 December 2006 represents an increase of approximately 73.4% as compared to the estimated total transaction amount for the year ended 31 December 2005 whereas the proposed annual caps for each of the year ending 31 December 2007 and 2008 represent an increase of approximately 6.8% and 5.6% respectively as compared to the previous year. As advised by the Directors, the significant increase in the aggregate annual value of services to be provided by the Parent Group to the Group in 2006 as compared to that of 2005 is due to the following reasons:

(a)	Construction services for the Zhaolou coal mine and the Wanfu coal mine

As set out in the circular of the Company dated 30 June 2005, the Company acquired Heze Neng Hua in 2005, which is now a subsidiary of the Company. Heze Neng Hua is responsible for the preliminary preparation works of coal resources exploitation of the Zhaolou coal mine and the Wanfu coal mine. The Parent Group will provide mine construction services to the Zhaolou coal mine and the Wanfu coal mine. The Zhaolou coal mine is currently in its construction stage and the construction is expected to be completed in the second half of 2007 while the Wanfu coal mine is still in the feasibility planning stage and the construction is expected to commence in late 2007 or early 2008.

(b)	The price charged by the Parent Group on certain services during the three years ended 31 December 2005 has been determined with reference to Old Cost and Usage Level

As set out in the paragraph headed “(ii) Provision of Labour and Services Agreement” under section II(A) of this letter, environmental services, police and fire services, heat supply, property management services, education, civil army training and technical training will be provided at Cost. Such services had been provided by the Parent Group prior to the Restructuring and have continued to be provided by the Parent Group to the Group after the Restructuring. The total price charged by the Parent Group to the Group for the provision of such services during the three years ended 31 December 2005 has been determined with reference to the cost and usage level of prior period (“Old Cost and Usage Level”) and therefore such total price charged by the Parent Group does not reflect the actual cost and usage level at the relevant times of the transactions, which are higher than the Old Cost and Usage Level. The estimated amount of such transactions for the three years ending 31 December 2008 has been determined with reference to the existing cost and usage level, which the Directors consider to be reasonable.

(c)	Expected increase in the number of staff of the Group and wage level

With the acquisition of new coal mines and the expansion of the Group’s business, the Directors expect that the number of staff of the Group will increase. The Directors expect that with the expected increase in the number of staff and wage level, the transaction value for the provision of medical, child care and social welfare services by the Parent Group to the Group will increase.

(d)	Expected increase in ERP System and automated office system related telecommunication services

In 2001, the Group commenced the implementation of Enterprise Resource Planning System (a system specializing in finance and accounting, cost control, purchase and supply, warehouse management, sales and distribution) (“ERP System”). The ERP System has come to full operation in 2005. In addition, in 2006, the Group implemented an automated office system to monitor coal mining and processing and other business operations. As the operation of the ERP System and automated office system requires the use of the network (including data communication network and real time monitoring network) of the Parent Group, the transaction value for the provision of telecommunication services by the Parent Group to the Group is expected to increase significantly.

Having considered (i) the historical amounts of the provision of labour and services by the Parent Group to the Group; and (ii) the bases adopted by the Company in estimating the proposed annual caps for such transactions as explained above, we are of the view that the proposed annual caps for the provision of labour and services by the Parent Group to the Group pursuant to the Provision of Labour and Services Agreement for the year ending 31 December 2006, 2007 and 2008 are fair and reasonable.

(iii)	Provision of Electricity Agreement

As stated in the Letter from the Board, the historical amounts of the supply of electricity by the Parent Group to the Group were approximately RMB284,790,000, RMB354,040,000 and RMB351,380,000 (estimated) for the year ended 31 December 2003, 2004 and 2005 respectively.

We note that the Company’s proposed annual caps for the supply of electricity by the Parent Group to the Group pursuant to the Provision of Electricity Agreement for the year ending 31 December 2006, 2007 and 2008 are RMB380,000,000, RMB400,000,000 and RMB420,000,000 respectively. The proposed annual cap for the year ending 31 December 2006 represents an increase of approximately 8.1% as compared to the estimated total transaction amount for the year ended 31 December 2005 whereas the proposed annual caps for each of the year ending 31 December 2007 and 2008 represent an increase of approximately 5.3% and 5.0% respectively as compared to the previous year. The Directors consider that the expected increase in the purchase of electricity by the Group from the Parent Group is in line with the Group’s normal business growth and expansion of the Group’s business following the acquisition of new coal mines.

Having considered (i) the historical amounts of the supply of electricity by the Parent Group to the Group; (ii) the fact that the expected increase in the purchase of electricity by the Group from the Parent Group is in line with the Group’s normal business growth and expansion of the Group’s business, we are of the view that the proposed annual caps for the supply of electricity by the Parent Group to the Group pursuant to the Provision of Electricity Agreement for the year ending 31 December 2006, 2007 and 2008 are fair and reasonable.

(iv)	Provision of Equipment Maintenance and Repair Works Agreement

As stated in the Letter from the Board, the historical amounts of the provision of equipment maintenance and repair services by the Parent Group to the Group were approximately RMB225,410,000, RMB222,950,000, RMB262,180,000 (estimated) for the year ended 31 December 2003, 2004 and 2005 respectively.

We note that the Company’s proposed annual caps for the provision of equipment maintenance and repair services by the Parent Group to the Group pursuant to the Provision of Equipment Maintenance and Repair Works Agreement for the year ending 31 December 2006, 2007 and 2008 are RMB280,000,000, RMB300,000,000 and RMB320,000,000 respectively. The proposed annual cap for the year ending 31 December 2006 represents an increase of approximately 6.8% compared to the estimated total transaction amount for the year ended 31 December 2005 whereas the proposed annual caps for each of the year ending 31 December 2007 and 2008 represent an increase of approximately 7.1% and 6.7% respectively as compared to the previous year. The Directors consider that the expected increase in the obtaining of equipment maintenance and repair services by the Group from the Parent Group is in line with the Group’s normal business growth and expansion of the Group’s business following the acquisition of new coal mines.

Having considered (i) the historical amounts of the provision of equipment maintenance and repair services by the Parent Group to the Group; (ii) the fact that the expected increase in the obtaining of equipment maintenance and repair services by the Group from the Parent Group is in line with the Group’s normal business growth and expansion of the Group’s business, we are of the view that the proposed annual caps for the provision of equipment maintenance and repair services by the Parent Group to the Group pursuant to the Provision of Equipment Maintenance and Repair Works Agreement for the year ending 31 December 2006, 2007 and 2008 are fair and reasonable.

(v)	Provision of Products and Materials Agreement

As confirmed by the Directors, the historical amounts of the sale of coal and materials by the Group to the Parent Group were approximately RMB702,630,000, RMB873,890,000 and RMB1,340,000,000 (estimated) for the year ended 31 December 2003, 2004 and 2005 respectively (Note). We understand from the Directors that the increase in the sales of coal and materials by the Group to the Parent Group in 2005 as compared to 2004 was mainly caused by the increased sales of coal by the Group to the Parent Group upon the commencement of production of the Parent Group’s aluminium refining facilities and the increased coal price. At the same time, purchases by the Parent Group of other materials supplies from the Group also increased.

We note that the Company’s proposed annual caps for the sale of coal and materials by the Group to the Parent Group pursuant to the Provision of Products and Materials Agreement for the year ending 31 December 2006, 2007 and 2008 are RMB2,850,000,000, RMB3,050,000,000 and RMB3,250,000,000 respectively. The proposed annual cap for the year ending 31 December 2006 represents an increase of approximately 112.7% compared to the estimated total transaction amount for the year ended 31 December 2005 whereas the proposed annual caps for each of the year ending 31 December 2007 and 2008 represent an increase of approximately 7.0% and 6.6% respectively as compared to the previous year. As advised by the Directors, the significant increase in the aggregate amount of sales of coal and materials by the Group to the Parent Group in 2006 as compared to that of 2005 is due to the expected increase in the demand of coal by the Parent Group. Since 2003, the Parent Group has continuously increased its purchase of coal from the Group to meet its growing business needs. It is anticipated that the demand of coal by the Parent Group will further increase following the commencement of production of three major coal chemical processing facilities of the Parent Group (namely, Yankuang Guotai Chemical Processing Company Limited, Shandong Yankuang International Coking Company Limited, Yankuang Guohong Chemical Processing Company Limited) in 2006. The Directors expect that the annual coal sales to the Parent Group by the Group in 2006, 2007 and 2008 will increase by approximately up to 3 million tonnes as compared to 2005. The Directors anticipate that the average annual revenue from the sale of coal to the Parent Group by the Group for 2006 to 2008 will increase by approximately RMB1,000 million as compared to 2005. In addition, the Directors expect that the annual sales of material supplies to the Parent Group by the Group will also increase substantially following the establishment or expansion of the Parent Group’s processing facilities.

Note:	As stated in the Letter from the Board, the historical amounts of the Continuing Connected Transactions categorised under the Provision of Products and Materials Agreement were approximately RMB731,695,000, RMB902,888,000 and RMB1,369,000,000 (estimated) for the year ended 31 December 2003, 2004 and 2005 respectively. As confirmed by the Directors, such amounts include the historical amounts of the supply and transmission of water and electricity and provision of telecommunication services and railway transportation services by the Group to the Parent Group. As the Group will no longer provide such supplies and services to the Parent Group, we have excluded the historical transaction amounts of such supplies and services for our analysis purpose.

Having considered (i) the historical amounts of the sale of coal and materials by the Group to the Parent Group; and (ii) the bases adopted by the Company in estimating the proposed annual caps for such transactions as explained above, we are of the view that the proposed annual caps for the sale of coal and materials by the Group to the Parent Group pursuant to the Provision of Products and Materials Agreement for the year ending 31 December 2006, 2007 and 2008 are fair and reasonable.

RECOMMENDATION

Having considered the principal factors and reasons referred to the above, we consider that the entering into of the Non-exempt Continuing Connected Transaction Agreements is in the interests of the Company and Independent Shareholders as a whole and in the ordinary and usual course of business of the Group, and the terms thereof are on normal commercial terms and fair and reasonable so far as the Company and the Independent Shareholders are concerned. We also consider that the Proposed Annual Caps are fair and reasonable so far as the Company and the Independent Shareholders are concerned. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Non-exempt Continuing Connected Transaction Agreements and the Proposed Annual Caps.

Yours faithfully,
For and on behalf of
Tai Fook Capital Limited
Derek C.O. Chan Kenneth Chow
Managing Director Director

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.	DISCLOSURE OF INTEREST

(a)	Directors and supervisors of the Company

As at the Latest Practicable Date, the interests and short positions of the Directors, chief executive or Supervisors of the Company in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Hong Kong Stock Exchange were as follows:

Name	Title	Number of domestic shares held as at the Latest Practicable Date
		(shares	)

Yang Deyu	Vice Chairman of the Board of Directors and General Manager	16,000

Wu Yuxiang	Director and Chief Financial Officer	16,000

Chen Guangshui	Director and Secretary of the Board of Directors	1,600

Meng Xianchang	Chairman of the Supervisor Committee	16,000

All the interests disclosed above represent long position in the shares of the Company.

(b)	Substantial Shareholders

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no persons (not being a Director, chief executive or supervisor of the Company) had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Name of substantial shareholder	Class of shares	Number of shares held	Capacity	Type of interest	Percentage in the relevant class of share capital	Percentage in total share capital
		(shares)

Yankuang Group Corporation Limited	Domestic Shares (state-owned legal person shares)	2,672,000,000 (L)	Beneficial Owner	Corporate	90.27%	54.33%

JP Morgan Chase & Co.	H Shares	231,968,318 (L) (including 65,598,770 (P))	Interest of controlled corporation, Investment manager and Custodian corporation/ Approved lending agent	Corporate	11.84%	4.72%

Credit Suisse Group	H Shares	122,522,060(L) (including 2,482,100 (P)) 57,970,790(S)	Interest of controlled corporation	Corporate	9.22%	3.67%

UBS AG	H Shares	100,496,040 (L) 9,461,000 (S)	Interest of controlled corporation	Corporate	5.61%	2.24%

Note:

The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

3.	MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2004, being the date to which the latest published audited accounts of the Group were made up to.

4.	LITIGATION

In December 2004, the Company made an entrusted loan of RMB640 million to Shandong Xin Jia Industrial Company Limited (“Shandong Xin Jia”) through the Bank of China Jining Branch (the “Entrusted Loan”), which was secured by a guarantee provided by Lianda Group Limited (“Lianda Group”). To control and avoid risk and to ensure repayment of the principal and interest of the Entrusted Loan, the Company applied and obtained an order from the People’s High Court of Shandong Province to freeze the 289 million shares held by Lianda Group, the guarantor, in Huaxia Bank Company Limited (the “Pledged Shares”).

Since Shandong Xin Jia failed to duly repay the principal and interest of the Entrusted Loan, the Higher People’s Court of Shandong Province appointed Shandong Yinxing Auction Company Limited to auction the Pledged Shares in accordance with the relevant laws on 6 September 2005. The final auction price is RMB3.5 per Pledged Share and total final auction amount is RMB 1,011.5 million.

According to the agreement in relation to the Entrusted Loan (the “Agreement”) entered into among the Company, the Bank of China Jining Branch, Shandong Xin Jia Industrial Company Limited and Lianda Group Limited, any tax payable and expenses arising from the execution and enforcement of the Agreement and the disputes relating to the Agreement shall be payable or reimbursed by the borrower. The balance of the total final auction amount of the Pledged Shares after deducting the principal, interest, penalty interest and other relevant expenses payable to the Company, will be dealt with by the relevant parties.

The successful bidder of the Pledged Shares will pay the auction amount after the qualification approval procedures of China Banking Regulatory Commission and the transfer procedures of the Pledged Shares have been completed. The auction amount will be administered by the People’s High Court of Shandong Province. After the completion of the legal procedures, the Company will get back the principal, interest, penalty interest and relevant expenses of the Entrusted Loan and upon which the Company will timely publish an announcement. As at the Latest Practicable Date, such legal procedures still have not been completed yet.

Save as disclosed above, none of the members of the Group was at present engaged in any litigation or arbitration of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against any member of the Group as at the Latest Practicable Date.

5.	CONSENTS OF EXPERTS

The following expert has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter or statements and references to its name in the form and context in which they appear:

Names	Qualifications
Tai Fook Capital Limited	A licensed corporation under the SFO to carry out type 6 (advising on corporate finance) regulated activity

As at the Latest Practicable Date, the above expert was not beneficially interested in the share capital of any member of the Group nor did it have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, the above expert did not have any direct or indirect interest in any assets which have been since 31 December 2004 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

6.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into, or proposed to enter into, a service contract with the Company or any member of the Group which does not expire or is not terminable by such member of the Group within one year without payment of compensation, other than statutory compensation.

7.	DIRECTORS’ INTERESTS IN THE GROUP’S ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors, supervisors, proposed directors or proposed supervisors of the Company had any interest in any assets which have been since 31 December 2004 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or supervisors is materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

8.	DIRECTORS’ INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates has interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder).

9.	PROCEDURE FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to Article 75 of the articles of association of the Company, at any shareholders’ general meeting, a resolution shall be decided on a show of hands unless a poll is demanded:

(a)	by the chairman of the meeting;

(b)	by at least two (2) shareholders present in person or by proxy entitled to vote thereat;

(c)	by one (1) or more shareholders present in person or by proxy and representing 10 % or more of all shares carrying the right to vote at the meeting,

before or after a vote is carried out by a show of hands.

The demand for a poll may be withdrawn by the person who demands the same.

10.	MISCELLANEOUS

(a)	Mr. Chen Guangshui is the Company Secretary and Board Secretary of the Company.

(b)	Pursuant to the waiver granted by the Hong Kong Stock Exchange to the Company from strict compliance with Rule 3.24 of the Hong Kong Listing Rules in relation to the appointment of a qualified accountant to the Company dated 21 December 2004, the Company has arranged Mr. Ng Kwok Tung, a certified public accountant in Hong Kong recognized by the Hong Kong Institute of Certified Public Accountants, to provide assistance to Mr. Wu Yuxiang in the discharge of his duties as a qualified accountant under the Hong Kong Listing Rules.

(c)	As at the date of this circular, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Chen Guangshui and Mr. Dong Yunqing and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

(d)	The H Share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(e)	In the case of any discrepancy, the English text of this circular and form of proxy shall prevail over the Chinese text.

11.	DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including 20 February 2006:

(a)	the Articles of Association of the Company;

(b)	the New Continuing Connected Transaction Agreements referred to in sub-paragraph 3 of the “Letter from the Board” of this circular;

(c)	the letter from the Independent Board Committee as set out in this circular;

(d)	the letter from Tai Fook, the independent financial adviser, as set out in this circular;

(e)	the written consent of Tai Fook referred to in this appendix;

(f)	the Supply Agreement; and

(g)	the Administrative Services Agreement.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Director and Company Secretary; (86) 537 538 3310